INTEL FIRST-QUARTER REVENUE $6.75 BILLION,

EARNINGS PER SHARE $0.14

SANTA CLARA, Calif., April 15, 2003 -- Intel Corporation today announced first-quarter revenue of $6.75 billion, down 6 percent sequentially and flat year-over-year.

     First-quarter net income was $915 million, down 13 percent sequentially and down 2 percent year-over-year. Earnings per share were $0.14, down 13 percent sequentially and flat with the first quarter of 2002.

     "Our financial performance for the quarter was solid with our computing-related business performing better than expected and our flash business coming in below expectations," said Craig R. Barrett, Intel chief executive officer. "Two major announcements in the quarter highlight our continued, substantial investment in new products and technology, and our strategy of driving the convergence of communications and computing. We introduced Intel(R) Centrino™ mobile technology that brings integrated wireless capability and longer battery life to a new generation of mobile PCs. We also announced our innovative wireless-Internet-on-a-chip technology, code-named Manitoba, for cell phones. Both of these key products were well received in the marketplace.

     "These types of leadership products, along with the scheduled ramp of our 90-nm process technology in the second half of the year, help to position us well for future growth."

     The fourth-quarter 2002 results included a tax benefit of approximately $75 million related to divestitures, which increased earnings per share by $0.01. Last year's first-quarter results included a pretax charge of $155 million related to a litigation settlement agreement, which had an after-tax impact of $0.015 per share.

BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed after April 14, 2003.

Continuing uncertainty in global economic conditions makes it particularly difficult to predict product demand and other related matters.

** Revenue in the second quarter is expected to be between $6.4 billion and $7.0 billion.

** Gross margin percentage in the second quarter is expected to be approximately 50 percent, plus or minus a couple of points, as compared to 52 percent in the first quarter. The decrease is due to a combination of factors, primarily driven by higher expected startup costs in the second quarter and the expectation that a benefit in the first quarter from the sale of previously reserved inventory will not reoccur in the second quarter. Intel's gross margin percentage varies primarily with revenue levels, product mix and pricing, changes in unit costs and inventory valuation, capacity utilization, and timing of factory ramps and associated costs.

** Gross margin percentage for 2003 is expected to be approximately 51 percent, plus or minus a few points.

** Expenses (R&D plus MG&A) in the second quarter are expected to be between $2.0 billion and $2.1 billion. Expenses, particularly certain marketing- and compensation-related expenses, vary depending on the level of revenue and profits.

** R&D spending for 2003 is expected to be approximately $4.0 billion.

** Capital spending for 2003 is expected to be between $3.5 billion and $3.9 billion.

** Gains or losses from equity investments and interest and other in the second quarter are expected to be a net loss of $20 million due to the expectation of a net loss on equity investments of approximately $60 million, primarily as a result of impairment charges on private equity investments. Expectations of impairment charges are based on experience, and it is not possible to know which specific investments are likely to be impaired or the extent or timing of individual impairments. Gains or losses from equity securities and interest and other assume no unanticipated events and vary depending on equity market levels and volatility, gains or losses realized on the sale or exchange of securities, impairment charges related to non-marketable and other investments, interest rates, cash balances, and changes in the fair value of derivative instruments.

** The tax rate for 2003 is expected to be approximately 30.5 percent.

** Depreciation is expected to be approximately $1.2 billion for the second quarter and $4.8 billion for the year, lower than the previous expectation of $4.9 billion for the year.

** Amortization of acquisition-related intangibles and costs is expected to be approximately $80 million in the second quarter.

The statements in this document that refer to plans and expectations for the second quarter, the year and the future are forward-looking statements that involve a number of risks and uncertainties. A number of factors in addition to those discussed above could cause actual results to differ materially from expectations. Demand for Intel's products, which impacts revenue and the gross margin percentage, is affected by business and economic conditions, as well as computing and communications industry trends, and changes in customer order patterns. Intel conducts much of its manufacturing, assembly and test, and sales activities outside the United States and is thus subject to a number of other factors, including currency controls and fluctuations, and tariff and import regulations. If terrorist activity, armed conflict, civil or military unrest or political instability occurs in the United States, Israel or other locations (such as the war with Iraq), such events may disrupt logistics, security and communications, and could also result in reduced demand for Intel's products. Major health concerns, such as the spread of the SARS illness, could also adversely affect our business and our customer order patterns. Revenue and the gross margin percentage are affected by competing chip architectures and manufacturing technologies, competing software-compatible microprocessors, pricing pressures and other competitive factors, as well as market acceptance of Intel's new products and the development and timing of compelling software applications and operating systems that take advantage of the features of our products. Future revenue is also dependent on continuing technological advancement, including developing and implementing new processes and strategic products, as well as sustaining and growing new businesses and integrating and operating any acquired businesses. The gross margin percentage could also be affected by the execution of the manufacturing ramp, excess manufacturing capacity, excess or obsolete inventory, and variations in inventory valuation. Results could also be affected by changes in the effective tax rate, by adverse effects associated with product errata (deviations from published specifications), and by litigation, such as that described in Intel's SEC reports, as well as other risk factors listed in Intel's SEC reports, including the report on Form 10-K for the year ended Dec. 28, 2002.

Status of Business Outlook and Mid-Quarter Business Update

     During the quarter, Intel's corporate representatives may reiterate the Business Outlook during private meetings with investors, investment analysts, the media and others. Intel intends to publish a Mid-Quarter Business Update on June 5. From the close of business on May 30 until publication of the Update, Intel will observe a "Quiet Period" during which the Outlook and the company's filings with the SEC on Forms 10-K and 10-Q should be considered to be historical, speaking as of prior to the Quiet Period only and not subject to update by the company. For more information about the Outlook, Update and related Quiet Periods, please refer to the Outlook section of the Web site at www.intc.com.

FIRST-QUARTER REVIEW AND RECENT HIGHLIGHTS

Financial Review

** The average selling price of Intel Architecture microprocessor units was slightly higher sequentially primarily due to lower XBox processor shipments as a percentage of overall shipments.

** The gross margin percentage was approximately 52 percent, higher than anticipated due to a combination of factors, primarily driven by lower than expected startup costs, unanticipated sales of previously reserved inventory, and a greater percentage of higher-margin product in the overall revenue mix.

** Gains or losses on equity investments and interest and other resulted in a net loss of $75 million, lower than the revised expectation of a net loss of $100 million, primarily due to higher than expected interest income and lower than expected impairments on private equity investments. The net loss on equity investments was $127 million, including the impact of impairment charges of approximately $140 million.

Product Shipment Trends (Sequential)

** Intel Architecture microprocessor unit shipments were lower.

** Chipset unit shipments were flat.

** Motherboard unit shipments were lower.

** Flash memory unit shipments were lower.

** Ethernet connectivity product unit shipments were lower.

Intel Architecture Business

     Intel launched its Intel Centrino mobile technology, which includes a next-generation mobile processor, chipsets and 802.11 wireless networking capability that have been designed to deliver a better mobile computing experience. The world's leading notebook PC makers introduced new products based on Intel Centrino mobile technology, which enables wireless connectivity, extended battery life, thinner and lighter notebook designs, and outstanding mobile performance. Intel also announced relationships with leading wireless network service providers, hotel chains, airports, retailers and restaurant operators from around the world. Together, the companies will test, deploy and promote public wireless access points for users of notebooks based on Intel Centrino mobile technology.

     Intel announced a significant advancement in desktop PC capability with the introduction of the Intel(R) 875P chipset. The chipset supports a new 800 MHz system bus for Pentium 4 processors along with Intel's Hyper-Threading technology and a dedicated bus for Intel's Gigabit Ethernet components that enables faster network data transfers. The Intel 875P chipset also supports dual-channel DDR400 memories, AGP8X graphics, and Serial ATA and RAID disk drive technologies.

     The company said that a chipset code-named Springdale will be launched later in the second quarter, bringing many of the new features of the Intel 875P chipset along with integrated graphics to corporate and mainstream PCs. The Intel 875P and Springdale chipsets are also designed to be used with Intel's next-generation processor for performance desktop PCs, code-named Prescott, which is scheduled to be introduced in the second half of the year. Based on 90-nm technology, Prescott will include enhancements to Intel's Hyper-Threading Technology and the Intel(R) NetBurst™ microarchitecture. Intel also strengthened its product line for the value segment with the introduction of Intel(R) Celeron(R) processors at 2.3 and 2.4 GHz.

     For the enterprise, the company boosted the speed of the Intel(R) Xeon™ processor for dual-processor (DP) servers and workstations to 3 GHz. Intel has accelerated its Xeon processor development, with new DP versions featuring a 1-MB cache scheduled for the third quarter. The next member of the Intel(R) Itanium processor family, code named Madison, is scheduled for a mid-year introduction. The processor is based on 0.13-micron technology, provides up to 6 MB of cache memory, and is designed to plug into existing Itanium 2 system designs. In the second half of 2003, Intel plans to introduce a lower-power version of the Itanium processor, code- named Deerfield, designed for DP workstations and servers. The company plans to further expand the Itanium family with a 9-MB cache version of the Madison processor in 2004, followed by a dual-core processor code-named Montecito in 2005.

Wireless Communications and Computing Group

     Intel introduced the PXA800F cellular phone processor, code-named Manitoba, the industry's first product that integrates computing, communications and memory functions on a single chip. The PXA800F is designed to bring the most advanced data phone capabilities to affordably priced phones for use on GSM/GPRS networks.

     Customer adoption of Intel(R) XScale™ technology-based processors in the cellular phone industry continued to grow, with product announcements by Samsung, Hitachi, MiTAC International and Maxon Telecom. Intel and Microsoft announced the availability of the Intel(R) PXA262 cell phone reference design that uses Windows* Powered Smartphone software.

     Intel also introduced three new processors for personal digital assistants, including the Intel PXA263 processor that stacks a 400 MHz processor and 32 MB of flash memory in a single package. Intel's PXA family of processors continued to make progress in the PC smart display category, with new product announcements by Wyse Technology and BenQ.

     In flash, Intel introduced new memories for cell phones that stack up to five ultra-thin memory chips in a single package for greater storage capacity, lower power consumption and increased space savings. The 1.8V flash devices feature Intel's StrataFlash™ technology, which allows two bits of data to be stored in each memory cell for higher storage capacity and lower cost. Intel has now shipped approximately 150 million stacked-chip flash devices and more than 2 billion flash chips overall.

Intel Communications Group

     Intel introduced the world's first 10-Gigabit Ethernet network interface card for servers, along with a new Gigabit Ethernet controller called the Intel(R) PRO/1000 CT Desktop Connection. The Intel PRO/1000 works in tandem with the Intel 875P chipset and Intel's new Communications Streaming Architecture to increase the available networking bandwidth as compared to today's PCI-based solutions.

     Intel also introduced three network processors for home and small business networking equipment. Linksys announced that it is using one of the devices in a new generation of 802.11 wireless access points for small- to medium-sized businesses.

     In optical, Intel announced tunable laser technology that can help reduce the cost and increase the flexibility of products for high-speed data communications using dense wavelength division multiplexing (DWDM) technology. The company also introduced an optical transceiver that operates at OC-192, 10-Gigabit Ethernet and 10-Gigabit Fibre Channel data rates, enabling equipment manufacturers to qualify a single part for multiple applications.

Technology and Manufacturing Group

     During the first quarter, Intel fabricated functional microprocessors and communications components using the company's 90-nm, 300-mm process technology, which uses strained silicon to increase transistor performance. Intel has been fabricating integrated circuits on its 90-nm technology for more than a year, beginning with a 52-Mb SRAM in the first quarter of 2002, in preparation for commercial production of microprocessors in the second half of 2003.

     Intel announced plans to convert Fab 12 in Chandler, Ariz. for the production of 300-mm, 65-nm wafers. The project is estimated to cost approximately $2 billion and will begin in the first half of 2004, with production scheduled to begin in late 2005. By reusing an existing factory, Intel will save capital costs and take advantage of the highly skilled workforce already in place. When completed, the converted Fab 12 will become Intel's fifth 300-mm wafer facility.

EARNINGS WEBCAST

     Intel will hold a public webcast at 2:30 p.m. PDT today on its Investor Relations Web site at www.intc.com. A replay of the webcast will be available until July 15.

     Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

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Intel, Celeron, Intel Centrino, Itanium, NetBurst, Pentium, StrataFlash, Xeon and XScale are trademarks or registered trademarks of Intel Corporation or its subsidiaries in the United States and other countries.

*Other names and brands may be claimed as the property of others.

INTEL CORPORATION
CONSOLIDATED SUMMARY INCOME STATEMENT DATA
(In millions, except per share amounts)

Three Months Ended

	March 29,	March 30,
	2003	2002

NET REVENUE	$6,751	$6,781
Cost of sales	3,239	3,301

GROSS MARGIN	3,512	3,480

Research and development	1,019	982
Marketing, general and administrative	1,018	1,072
Amortization of acquisition-related
intangibles and costs	84	111

OPERATING EXPENSES	2,121	2,165

OPERATING INCOME	1,391	1,315
Losses on equity securities, net	(127)	(46)
Interest and other, net	52	48

INCOME BEFORE TAXES	1,316	1,317
Income taxes	401	381

NET INCOME	$915	$936

BASIC EARNINGS PER SHARE	$0.14	$0.14

DILUTED EARNINGS PER SHARE	$0.14	$0.14

COMMON SHARES OUTSTANDING	6,556	6,684
COMMON SHARES ASSUMING DILUTION	6,610	6,861

INTEL CORPORATION
CONSOLIDATED SUMMARY BALANCE SHEET DATA
(In millions)

	March 29,	Dec. 28,
	2003	2002

CURRENT ASSETS

Cash and short-term investments	$10,511	$10,786
Trading assets	1,924	1,801
Accounts receivable	2,964	2,574
Inventories	2,164	2,276
Deferred tax assets and other	1,513	1,488

Total current assets	19,076	18,925

Property, plant and equipment, net	17,589	17,847
Long-term investments	1,188	1,234
Goodwill	4,328	4,330
Other assets	1,625	1,888

TOTAL ASSETS	$43,806	$44,224

CURRENT LIABILITIES
Short-term debt	$393	$436
Accounts payable and accrued liabilities	4,061	4,527
Deferred income on shipments to
distributors	532	475
Income taxes payable	1,293	1,157

Total current liabilities	6,279	6,595
LONG-TERM DEBT	829	929
DEFERRED TAX LIABILITIES	1,297	1,232

STOCKHOLDERS' EQUITY	35,401	35,468

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	$43,806	$44,224

INTEL CORPORATION
SUPPLEMENTAL FINANCIAL AND OTHER INFORMATION
(In millions)

	Q1 2003	Q4 2002	Q1 2002

GEOGRAPHIC REVENUE:

Americas	$ 1,924	$ 2,161	$ 2,208
	29%	30%	33%
Asia-Pacific	$ 2,642	$ 2,741	$ 2,470
	39%	38%	36%
Europe	$ 1,641	$ 1,772	$ 1,568
	24%	25%	23%
Japan	$ 544	$ 486	$ 535
	8%	7%	8%

CASH INVESTMENTS:
Cash and short-term investments	$ 10,511	$ 10,786	$ 9,231
Trading assets - fixed income (1)	$ 1,675	$ 1,460	$ 1,047

Total cash investments	$ 12,186	$ 12,246	$ 10,278

INTEL CAPITAL PORTFOLIO:
Trading assets - equity securities (2)	$ 14	$ 98	$ 256
Marketable strategic equity securities	$ 44	$ 56	$ 129
Other strategic investments	$ 812	$ 947	$ 1,241

Total Intel capital portfolio	$ 870	$ 1,101	$ 1,626

TRADING ASSETS:
Trading assets - equity securities
offsetting deferred compensation (3)	$ 235	$ 243	$ 314
Total trading assets - sum of 1+2+3	$ 1,924	$ 1,801	$ 1,617

SELECTED CASH FLOW INFORMATION:
Depreciation	$ 1,145	$ 1,244	$ 1,161
Amortization and impairment of acquisition-related
intangibles & costs	$ 84	$ 106	$ 111
Capital spending	($ 954)	($ 1,203)	($ 1,430)
Stock repurchase program	($ 1,003)	($ 1,006)	($ 1,005)
Proceeds from sales of shares to
employees, tax benefit & other	$ 272	$ 73	$ 360
Dividends paid	($ 131)	($ 132)	($ 134)

SHARE INFORMATION:
Average common shares outstanding	6,556	6,598	6,684
Dilutive effect of stock options	54	62	177
Common shares assuming dilution	6,610	6,660	6,861

STOCK BUYBACK:
BUYBACK ACTIVITY:
Shares repurchased	62.6	58.8	30.9
Cumulative shares repurchased	1,772.8	1,710.2	1,557.6

BUYBACK SUMMARY:
Shares authorized for buyback	2,300.0	1,820.0	1,820.0
Increase in authorization	-	480.0	-
Cumulative shares repurchased	(1,772.8)	(1,710.2)	(1,557.6)
Shares available for buyback	527.2	589.8	262.4

OTHER INFORMATION:
Employees (in thousands)	79.2	78.7	82.9
Days sales outstanding	36	34	37

INTEL CORPORATION
SUPPLEMENTAL FINANCIAL AND OTHER INFORMATION
($ in millions)

	Q1 2003	Q4 2002	Q1 2002

OPERATING SEGMENT INFORMATION:

Intel Architecture Business
Revenue	5,760	5,928	5,768
Operating income	1,913	1,993	1,802

Wireless Communications and
Computing Group
Revenue	473	662	459
Operating loss	(94)	(98)	(68)

Intel Communications Group
Revenue	503	544	518
Operating loss	(140)	(168)	(150)

All Other
Revenue	15	26	36
Operating loss	(288)	(263)	(269)

Total
Revenue	6,751	7,160	6,781
Operating income	1,391	1,464	1,315

The Intel Architecture operating segment's products include microprocessors, chipsets and motherboards. The Wireless Communications and Computing Group's products include flash memory, application processors and cellular baseband chipsets for cellular handsets and handheld devices. The Intel Communications Group's products include Ethernet connectivity products, network processing components, embedded control chips and optical products.

The "all other" category includes acquisition-related costs, including amortization of acquisition-related intangibles and in-process research and development. "All other" includes the results of operations of seed businesses that support the company's initiatives. "All other" also includes certain corporate-level operating expenses, including a portion of profit-dependent bonus and other expenses that are not allocated to the operating segments.